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                            PROJECT HOT 'N COLD IV
                                  TERM SHEET


A.   The Parties

          Littlejohn:  Littlejohn Fund II, L.P.

          Quilvest:    Quilvest American Equity Ltd.

B.   Overview of Transaction

          Littlejohn and Quilvest (collectively, the "Buyers") intend to make an offer to acquire all of the outstanding shares of common stock in Pameco Corporation (the "Company") for a cash purchase price of $0.40 per share (or whatever higher per share price is deemed acceptable by both the Buyers and Company) (the "Consideration") and following acquisition of such shares terminate the Company's status as a reporting company under the Securities Exchange Act of 1934. To accomplish the transaction, Buyers shall form a wholly-owned subsidiary ("Newco") which shall be merged with and into the Company (the "Merger").

C.   Terms of Transaction

          Formation of Newco:  Newco shall be formed by Buyers as a Delaware
          ------------------
corporation. The initial funding of Newco shall consist of a nominal contribution by the Buyers, which amount shall be mutually determined, but of which total amount Littlejohn shall contribute eighty percent (80%) and Quilvest shall contribute twenty percent (20%).

          Additional Capitalization of Newco: Prior to the consummation of the
          ----------------------------------
Merger, and in order to pay the Consideration and other expenditures necessitated by the Merger, Buyers shall purchase additional equity in Newco on the basis of an eighty percent (80%) contribution by Littlejohn and a twenty percent (20%) contribution by Quilvest.

          Merger:  Upon consummation of the Merger, all outstanding shares of
          ------
common stock in the Company (including shares held by Quilvest and its affiliates) shall be converted into the right to receive the Consideration. The Merger will be structured in a tax-efficient manner for both Littlejohn and Quilvest. Buyers shall own one hundred percent (100%) of the outstanding shares of the Company, and shall be in a position to cause the common stock of the Company to cease to be authorized to be quoted on the OTC Bulletin Board or on any other interdealer quotation system of a registered national securities association. Buyers shall also cause the Company to file a Form 15 with the SEC terminating registration of the common stock of the Company under the Exchange Act of 1934, as amended.
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          Post-Merger Ownership: Following consummation of the Merger, each of
          ----------------------
Littlejohn and Quilvest will own that percentage of the equity of the surviving company (computed on a fully-diluted, common stock equivalent basis) equal to the percentage of the aggregate amount invested by Littlejohn and Quilvest in the Company to acquire the Series A, Series B and Series C Preferred Stock plus accrued and unpaid dividends on such preferred stock through the day immediately prior to the day on which the Merger is consummated plus the amounts invested in Newco made by each entity (currently the respective percentages would be Littlejohn - 80.833% and Quilvest - 19.167%).

          Shareholders Agreement:  The Buyers acknowledge that the Shareholders
          ----------------------
Agreement, dated as of February 18, 2000, by and among the Buyers, the Company and Willem F.P. de Vogel (the "Shareholders Agreement") shall be amended and restated to maintain its effectiveness in conjunction with and following the Merger. Both Littlejohn and Quilvest agree that the terms of any amended and restated shareholders agreement, as well as the terms of all related agreements (including without limitation any Irrevocable Proxies), shall be substantially the same as currently exist under the Shareholders Agreement, subject to agreed upon changes; provided, that, because Willem F.P. de Vogel shall no longer be a
              --------
shareholder of the Company following the Merger, he shall not be a signatory to the amended and restated shareholders agreement.

D.   Conditions of the Transaction

          Consummation of the transaction shall be conditioned on, among other things, the acceptance by Company of Buyers' offer to acquire all of Company's outstanding shares of common stock and the negotiation and execution of a definitive merger agreement acceptable to each of the Buyers and the Company (the "Merger Agreement") to effect the Merger. Buyers' proposed letter communicating the offer, which includes additional conditions to the transaction, is attached hereto as Exhibit A.

E.   Schedule 13D

          Promptly after delivering to Company the proposed offer letter, Buyers shall amend the Schedule 13D/A they have on file with the Securities and Exchange Commission to disclose the offer. Such amendment shall include as exhibits both the offer letter and this Term Sheet.

F.   Closing Date

          Buyers shall use their commercially reasonable best efforts to consummate the transactions contemplated hereunder in an expeditious fashion and, toward that end, shall maintain timely communications with each other and with their respective financial and legal counsel.
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G.   Expenses

          Pending consummation of the Merger, each of Littlejohn and Quilvest shall be responsible for its respective expenses incurred in connection with the transaction. Upon consummation of the Merger, it is anticipated that each of Littlejohn and Quilvest shall be reimbursed for their respective reasonable expenses by the Company.

H.   Termination

          If the Merger Agreement has not been entered into by January 31, 2001, or, if entered into, the Merger Agreement is subsequently terminated, this Term Sheet shall become null and void, unless extended by mutual agreement of the parties, except that each party shall continue to be bound by the provisions relating to Expenses.


LITTLEJOHN FUND II, L.P.                     QUILVEST AMERICAN EQUITY LTD.
By:  Littlejohn Associates II, LLC,
     General Partner


     By:/s/ANGUS C. LITTLEJOHN, JR.         By:/s/Willem F.P. de Vogel
        -----------------------------          ---------------------------
        Name:Angus C. Littlejohn, Jr.          Name:  Willem F.P. de Vogel
        Title:Manager                          Title: Attorney-in-Fact